SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Support.com, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

86858W200

(CUSIP Number)

September 14, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86858W200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard Bloom
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 86858W200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bloom Family Investments Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 86858W200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bloom Family 2004 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86858W200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bloom Family Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 86858W200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bloom Family 2004 GP Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (See Instructions) OO

ITEM 1:

(a)	Name of Issuer: Support.com, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1521 Concord Pike (US 202), Suite 301

Wilmington, DE 19803

ITEM 2:

(a)	Name of Person Filing:

Richard Bloom

Bloom Family Investments Limited Partnership (“BFILP”)

Bloom Family Management LLC (“BFM”)

Bloom Family 2004 Irrevocable Trust (“BFIT”)

Bloom Family 2004 GP Trust (“BFGP” and collectively with Mr. Bloom, BFILP, BFM BFIT, the “Reporting Persons”)

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement, except to the extent of such Reporting Person’s pecuniary interest therein.

(b)	Address of Principal Business Office or, if None, Residence:

The addresses of each of the Reporting Persons for purposes of this Schedule 13G:

Richard Bloom

c/o Support.com, Inc.

1521 Concord Pike (US 202), Suite 301

Wilmington, DE 19803

(c)	Citizenship:

Richard Bloom is a U.S. citizen.

BFILP is a limited partnership formed under the laws of Nevada.

BFM is a limited liability company formed under the laws of Nevada.

BFIT is a trust formed under the laws of New York.

BFGP is a trust formed under the laws of New York.

(d)	Title of Class of Securities:

Support.com, Inc. Common Stock, par value $0.0001 per share.

(e)	CUSIP Number:

86858W200

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

ITEM 4: OWNERSHIP.

(a)	Amount beneficially owned:

Richard Bloom:0 shares

Bloom Family Investments Limited Partnership: 0 shares

Bloom Family 2004 Irrevocable Trust: 0 shares

Bloom Family Management LLC: 0 shares

Bloom Family 2004 GP Trust: 0 shares

(b)	Percent of class:

Richard Bloom: 0%

Bloom Family Investments Limited Partnership: 0%

Bloom Family 2004 Irrevocable Trust: 0%

Bloom Family Management LLC: 0%

Bloom Family 2004 GP Trust: 0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Richard Bloom: 0 shares

Bloom Family Investments Limited Partnership: 0 shares

Bloom Family 2004 Irrevocable Trust: 0 shares

Bloom Family Management LLC: 0 shares

Bloom Family 2004 GP Trust: 0 shares

(ii)	Shared power to vote or to direct the vote:

Richard Bloom: 0 shares

Bloom Family Investments Limited Partnership: 0 shares

Bloom Family 2004 Irrevocable Trust: 0 shares

Bloom Family Management LLC: 0 shares

Bloom Family 2004 GP Trust: 0 shares

(iii)	Sole power to dispose or to direct the disposition of:

Richard Bloom: 0 shares

Bloom Family Investments Limited Partnership: 0 shares

Bloom Family 2004 Irrevocable Trust: 0 shares

Bloom Family Management LLC: 0 shares

Bloom Family 2004 GP Trust: 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Richard Bloom: 0 shares

Bloom Family Investments Limited Partnership: 0 shares

Bloom Family 2004 Irrevocable Trust: 0 shares

Bloom Family Management LLC: 0 shares

Bloom Family 2004 GP Trust: 0 shares

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9: NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10: CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2021

RICHARD BLOOM

By:	/s/ Richard Bloom
Richard Bloom

BLOOM FAMILY INVESTMENTS LIMITED PARTNERSHIP

By:	/s/ Richard Bloom
Name:	Richard Bloom
Title:	Manager of Bloom Family Management, LLC
The General Partner of Bloom Family Investments Limited Partnership

BLOOM FAMILY 2004 IRREVOCABLE TRUST

By:	/s/ Kevin Neustadt
Name:	Kevin Neustadt
Title:	Trustee

BLOOM FAMILY MANAGEMENT LLC

By:	/s/ Richard Bloom
Name:	Richard Bloom
Title:	Manager

BLOOM FAMILY 2004 GP TRUST

By:	/s/ Evan Gettenberg
Name:	Evan Gettenberg
Title:	Trustee

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, par value $0.0001 per share, of Support.com, Inc., dated as of September 15, 2021, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: September 15, 2021

RICHARD BLOOM

By:	/s/ Richard Bloom
Richard Bloom

BLOOM FAMILY INVESTMENTS LIMITED PARTNERSHIP

By:	/s/ Richard Bloom
Name:	Richard Bloom
Title:	Manager of Bloom Family Management, LLC
The General Partner of Bloom Family Investments Limited Partnership

BLOOM FAMILY 2004 IRREVOCABLE TRUST

By:	/s/ Kevin Neustadt
Name:	Kevin Neustadt
Title:	Trustee

BLOOM FAMILY MANAGEMENT LLC

By:	/s/ Richard Bloom
Name:	Richard Bloom
Title:	Manager

BLOOM FAMILY 2004 GP TRUST

By:	/s/ Evan Gettenberg
Name:	Evan Gettenberg
Title:	Trustee